RANDGOLD - SHARE SWAP TRANSACTION AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

RANDGOLD & EXPLORATION COMPANY LIMITED (Incorporated in the Republic of South
Africa) (Registration Number 1992/005642/06) Share code: RNG ISIN: ZAE000008819
Nasdaq trading symbol: RANGY ("Randgold") SHARE SWAP TRANSACTION BETWEEN
RANDGOLD AND THE AFRIKANDER LEASE LIMITED ("AFLEASE") ("THE SHARE SWAP
TRANSACTION") AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1.   THE SHARE SWAP TRANSACTION Shareholders were advised on 12 February 2004 that Randgold had entered into an agreement with Aflease in terms of which
     Randgold would subscribe for 24 million Aflease shares and receive an option to subscribe for further Aflease shares which would have increased
     Randgold's interest in Aflease to approximately 34%. Subsequent to entering into this agreement, and due to changing market conditions principally driven by the strengthening of the rand, Randgold and Aflease have agreed to renegotiate the terms for future funding of Aflease, and the parties have agreed that: - Randgold will acquire 94 million Aflease shares in exchange for the allotment and issue to Aflease of 9,4 million Randgold shares ("the Randgold shares") ("the acquisition"). Based on the closing price of Aflease shares on the JSE Securities Exchange South Africa ("the
     JSE") on 29 July 2004, being the last practicable trading date before the finalisation of this announcement, the value of the consideration for the acquisition amounts to approximately R125 million; and - Randgold will make a R50 million facility available to Aflease which will be repayable in
     Aflease shares ("the Randgold loan"). Aflease will pledge the Randgold shares to Randgold as security for the due and punctual payment by Aflease to Randgold of all amounts due and owing by Aflease to Randgold in terms of the Randgold loan. Randgold shareholders are referred to the accompanying
     Aflease announcement for further information. The acquisition is subject to various shareholder and regulatory approvals, including Aflease shareholders approving the issue of the 94 million Aflease shares as a specific issue of shares for cash, Aflease shareholders, other than
     Randgold, agreeing to waive a mandatory offer by Randgold to Aflease shareholders as a consequence of the acquisition and to Aflease increasing its authorised share capital.

2.   RATIONALE FOR THE SHARE SWAP TRANSACTION Aflease requires funding for gold projects at its Bonanza South mine in the Klerksdorp area and its Modder
     East project on the East Rand. The proceeds from the disposal by Aflease of the Randgold shares and the Randgold loan will enable Aflease to fund these developments which, when completed, are expected to add substantial value to Aflease shareholders, including Randgold. In addition, Aflease has the largest uranium resources in South Africa and one of the largest in the world for which Aflease will shortly commence a pre-feasibility study. The acquisition is thus consistent with Randgold's strategy of making strategic investments in the mining resource sector. Randgold currently owns 7,3 million Aflease shares and has a 75% non-voting economic participation right in an empowerment structure which owns 23 million Aflease shares.
     Following the acquisition, Randgold's direct shareholding in Aflease will increase from 3,4% to 32,8% and its economic interest from 11,4% to 38,4%.

3.   FINANCIAL EFFECTS OF THE ACQUISITION The pro forma financial effects of the acquisition on Randgold are presented below for illustrative purposes only, based on the audited annual financial statements of Randgold for the year ended 31 December 2003 and on the assumption that for balance sheet purposes, the acquisition was effective on 31 December 2003, and that for income statement purposes, the acquisition was effective for the year then ended: Change Before(1) After(2) % Net asset value per share (cents) 1 848
     1 774 (4) Net tangible asset value per share (cents) 1 848 1 709 (8)
     Earnings per share (cents) 367 78 (79) Headline loss per share (cents) (12)
     (105) - Number of shares in issue (`000) 55 281 64 681 17 The significant losses incurred by Aflease for the year ended 31 December 2003 were as a result of the suspension of open pit mining operations, impairment and right-down of Klerksdorp related mining assets. The pro forma financial effects of the acquisition on Randgold illustrated above are not representative of the inherent value potential of the Aflease's other mining resources described above, which were confirmed by a technical review by Randgold. Notes (1) Extracted from the audited financial statements of Randgold for the year ended 31 December 2003. (2) Prepared on the basis that Randgold after the acquisition equity accounts its resultant interest in Aflease based on Aflease's pro forma net asset value, tangible asset value, loss and headline loss per share after the share swap transaction illustrated in the accompanying Aflease announcement.

4.   CATEGORISATION OF THE ACQUISITION In terms of the acquisition, Randgold will issue 9,4 million shares, equivalent to 14,9% of the 63 253 785
     Randgold shares presently in issue. Accordingly, the acquisition is a category 3 transaction in terms of the Listings Requirements of the JSE. 5.
     WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT Further to the above and the cautionary announcement released on the SENS on 28 July 2004, shareholders are advised that they no longer need to exercise caution when dealing in
     Randgold's shares. Johannesburg 2 August 2004 Corporate adviser Newfound
     Sponsor Sasfin Corporate Finance A division of Sasfin Bank Limited Attorney
     Tabacks Date: 02/08/2004 12:07:40 PM Produced by the JSE SENS Department